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EXHIBIT 12


                        ADVANTA CORP. AND SUBSIDIARIES
        CONSOLIDATED COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                            (DOLLARS IN THOUSANDS)



                                    Three Months Ended
                                        March 31,
                                    2000          1999
                                   -------       -------


Net earnings                       $17,069       $ 6,773
Federal and state
 income taxes                       10,685         4,193
Earnings before income taxes        27,754        10,966
Fixed charges:
  Interest                          47,755        43,277
  One-third of all rentals             755           779
  Preferred stock dividend
   of subsidiary trust               2,248         2,248
  Total fixed charges               50,758        46,304
Earnings before income taxes
 and fixed charges                  78,512        57,270
Ratio of earnings to fixed
 charges (A)                         1.55x         1.24x

(A)For purposes of computing these ratios, "earnings" represent income before income taxes plus fixed charges. "Fixed charges" consist of interest expense, one-third (the proportion deemed representative of the interest factor) of rental expense on operating leases, and preferred stock dividends of subsidiary trust.


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